MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements include amounts that are based on estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. These internal accounting controls provide reasonable assurance that financial records are reliable, form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes Management's communication to employees of policies which govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting of independent directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders' auditors have full access to the audit committee, with and without Management being present.

These consolidated financial statements have been audited by the shareholders' auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards.

Neil McMillan	Rick Johnson, C.A.
Chief Executive Officer	Chief Financial Officer

Date: March 27, 2013

KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
500 – 475 Second Avenue South	Internet	www.kpmg.ca
Saskatoon Saskatchewan S7K 1P4
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Claude Resources Inc.

We have audited the accompanying consolidated financial statements of Claude Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Claude Resources Inc. as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements, which indicates that Claude Resources Inc. has a working capital deficiency of $4,100,000 which includes debentures amounting to $9,665,000 that are due to be repaid on May 23, 2013. This condition, along with matters as set forth in Note 2 in the consolidated financial statements, indicate the existence of a material uncertainty that casts substantial doubt about Claude Resources Inc.’s ability to continue as a going concern.

Chartered Accountants

March 27, 2013

Saskatoon, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Consolidated Statements of Financial Position

(In Thousands of Canadian Dollars)

		DECEMBER 31	DECEMBER 31
	Note	2012	2011
Assets
Cash and cash equivalents		$-	$2,529
Short-term investments		-	33,168
Accounts receivable		4,845	2,714
Inventories	6	19,178	13,366
Prepaid expenses and deposits		277	227
Current assets		24,300	52,004

Mineral properties	7	207,602	149,794
Deferred income tax asset		-	998
Investments	8	378	2,854
Deposits for reclamation costs	9	2,237	2,237
Non-current assets		210,217	155,883
Total assets		$234,517	$207,887

Liabilities
Bank indebtedness		$3,531	$-
Accounts payable and accrued liabilities		7,533	5,737
Debenture	11	9,665	-
Loans and borrowings	11	6,832	3,015
Net royalty obligation	10	836	854
Current liabilities		28,397	9,606

Debenture	11	-	9,452
Loans and borrowings	11	291	1,786
Deferred income tax liability	17	1,097	-
Net royalty obligation	10	3,205	4,435
Decommissioning and reclamation	9	9,163	9,713
Non-current liabilities		13,756	25,386

Shareholders' equity
Share capital	12	193,189	180,531
Contributed surplus		6,652	4,796
Accumulated deficit		(7,502)	(13,071)
Accumulated other comprehensive income		25	639
Total shareholders' equity		192,364	172,895
Total liabilities and shareholders' equity		$234,517	$207,887

Going concern	2
Commitments and contingencies	19
Subsequent event	22

See accompanying notes to condensed consolidated interim financial statements.

On behalf of the Board:

Ted J. Nieman, Q.C.	Ronald J. Hicks, C.A.
Chairman	Chairman, Audit Committee

Consolidated Statements of Income

(In Thousands of Canadian Dollars, except per share amounts)

		DECEMBER 31
	Note	2012	2011

Revenue		$80,808	$69,659

Mine Operating:
Production costs		48,535	40,542
Depreciation and depletion		15,681	11,407
		64,216	51,949
Gross profit		16,592	17,710

General and administrative		7,897	6,779
Finance expense	13	1,450	3,051
Finance and other income	14	(1,495)	(1,623)
Write-down of exploration property	7	-	851
Gain on sale of exploration property	8	-	(1,131)
Loss (gain) on investments		199	(35)
		8,051	7,892

Profit before income tax		8,541	9,818

Deferred income tax expense	17	2,972	364

Net profit		$5,569	$9,454

Net earnings per share
Basic and diluted	18
Net earnings		$0.03	$0.06

Weighted average common shares outstanding for the year:

Basic		172,933	156,062
Diluted		173,232	158,410

See accompanying notes to condensed consolidated interim financial statements.

Consolidated Statements of Comprehensive Income

(In Thousands of Canadian Dollars)

		DECEMBER 31
	Note	2012	2011

Net profit		$5,569	$9,454

Other comprehensive income (loss)
Loss (gain) on available-for-sale securities transferred to profit, net of tax	17	172	(30)
Unrealized gain (loss) on available-for-sale securities, net of tax	17	(786)	(2,084)
Other comprehensive income (loss)		(614)	(2,114)
Total comprehensive income		$4,955	$7,340

See accompanying notes to condensed consolidated interim financial statements.

Consolidated Statements of Shareholders' Equity

(In Thousands of Canadian Dollars)

	DECEMBER 31
	2012	2011

Share Capital
Balance, beginning of year	$180,531	$122,751
Common shares issued	12,392	54,840
Warrants exercised	-	2,656
Transfers from contributed surplus	266	284
Balance, end of year	$193,189	$180,531

Contributed Surplus
Balance, beginning of year	$4,796	$3,089
Stock-based compensation	2,280	1,991
Transfers to share capital	(266)	(284)
Tax impact of expired warrants	(158)	-
Balance, end of year	$6,652	$4,796

Accumulated Deficit
Balance, beginning of year	$(13,071)	$(22,525)
Net profit	5,569	9,454
Balance, end of year	$(7,502)	$(13,071)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	$639	$2,753
Other comprehensive income (loss)	(614)	(2,114)
Balance, end of year	$25	$639

Shareholders' equity, end of year	$192,364	$172,895

See accompanying notes to condensed consolidated interim financial statements.

Consolidated Statements of Cash Flows

(In Thousands of Canadian Dollars)

		DECEMBER 31
	Note	2012	2011

Cash flows from (used in) operating activities

Net profit		$5,569	$9,454
Adjustments for non-cash items:
Depreciation and depletion		15,681	11,407
Finance expense		388	361
Finance and other income		(1,248)	(1,109)
Loss (gain) on investments		199	(35)
Stock-based compensation		2,280	1,991
Write-down of exploration property	7	-	851
Gain on sale of exploration property	8	-	(1,131)
Deferred income tax expense	17	2,972	364
		25,841	22,153

Net changes in non-cash operating working capital:
Accounts receivable		(2,131)	2
Inventories		(4,988)	(3,748)
Prepaid expenses and deposits		(50)	269
Accounts payable and accrued liabilities		1,796	958
Cash provided by operating activities		20,468	19,634

Cash flows from investing activities:
Additions to mineral properties		(62,527)	(51,172)
Restricted cash		-	4,389
Reclamation deposits		-	40
Decrease (increase) in investments		33,306	(32,972)
Cash used in investing activities		(29,221)	(79,715)

Cash flows from financing activities:
Proceeds from issue of common shares and warrants, net of issue costs		371	56,464
Debenture redemption		-	(87)
Demand loans:
Proceeds		7,224	-
Repayments		(2,783)	(1,603)
Obligations under finance lease:
Proceeds		-	4,077
Repayments		(2,119)	(2,642)
Cash from financing activities		2,693	56,209

Decrease in cash and cash equivalents		(6,060)	(3,872)
Cash and cash equivalents, beginning of year		2,529	6,401
Cash and cash equivalents (bank indebtedness), end of year		$(3,531)	$2,529

Supplemental cash flow disclosure:
Interest paid		$1,514	$1,321

See accompanying notes to condensed consolidated interim financial statements.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	Corporate Information:

Claude Resources Inc. (“Claude” or the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal office is located at 200, 224 – 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan and 100 percent of the Madsen Property in the Red Lake gold camp of northwestern Ontario.

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 27, 2013.

BASIS OF MEASUREMENT

These consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, available-for-sale financial assets and liabilities for cash-settled share-based payment arrangements, which are measured at fair value.

FUNCTIONAL CURRENCY

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand, except share data or as otherwise noted.

GOING CONCERN

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, which assumes the Company will be able to meet the mandatory debenture repayment coming due on May 23, 2013 (Note 11). As at December 31, 2012, the Company has a working capital deficiency of $4.1 million. The working capital deficiency results primarily from the Company’s debentures amounting to $9.7 million (Note 11) that are classified as a current liability as their contractual repayments terms are due in less than one year.

As a part of the Company’s plan to refinance the outstanding debenture obligations, the Company, subsequent to December 31, 2012, executed a non-binding term sheet with Crown Capital Partners Inc. (“CCP”) for an additional long-term debt facility of $25.0 million (Note 22). The Company is currently in final negotiations to close this new debt facility which will provide liquidity for the repayment of the outstanding debentures as they come due on May 23, 2013. There can be no assurance that the Company will be able to finalize and close the debt facility at the terms specified in the non-binding term sheet, or at all. The uncertainty of closing the new debt facility to refinance the Company’s working capital deficiency, attributable to the debenture repayment requirement in May 2013, results in a material uncertainty and therefore casts substantial doubt as to the Company’s ability to continue as a going concern. If the Company is unable to finalize and close the debt facility, it would be required to obtain additional sources of financing (debt or equity).

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

USE OF JUDGMENTS AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant judgments, estimates and assumptions are related to the useful lives and recoverability of mineral properties and deferred income tax assets or liabilities, valuation of inventory, provisions for decommissioning and reclamation and financial instruments.

Although these estimates are based on Management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies

Critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Production Start Date

The Company assesses the stage of each mine under construction to determine when a mine moves into commercial production. The criteria used to assess the start date of commercial production are based on the unique nature of each mine construction project, such as the complexity of the geology and its location. The Company considers various relevant criteria to assess when the mine construction phase is substantially complete and the mine is ready for its intended use. At this point, deferred costs are reclassified from “Mines under construction” to “Producing mines” and “Property, plant and equipment”. Some of the criteria will include, but are not limited, to the following:

•	Completion of a reasonable period of testing of the mine plant and equipment;
•	Ability to produce precious metal in saleable form;
•	Ability to sustain certain levels of ongoing production of precious metals; and
•	Production attaining a reasonable percentage of Mine Plan for a specified period of time.

When a mine enters the production stage, the capitalization of certain construction costs ceases and costs are either regarded as inventory or operating expense, except for new capital costs which are capitalized. Depreciation and depletion commences at this time.

Exploration and Evaluation Expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely either from future extraction or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of mineral reserves. The determination of a mineral resource is itself an estimation process that involves varying degrees of uncertainty depending on sub-classification and these estimates directly impact the decision to continue the deferral of exploration and evaluation expenditures. The accounting policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of this expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income in the period when the new information becomes available.

Business Combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. Upon acquisition of a set of assets and liabilities, the Company examines the criteria set forth in IFRS 3, Business Combinations (“IFRS 3”). If a transaction does not meet the definition of a business, as defined in IFRS 3, it is accounted for as an asset acquisition.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Critical Estimates and Assumptions in Applying Accounting Policies

Significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairment

At the end of each reporting period, the Company assesses whether any indication of impairment exist. Where an indicator of impairment exists, an estimate of the recoverable amount is made. Determining the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in circumstances may affect these estimates and the recoverable amount.

Fair value for mineral properties is generally determined as the present value of estimated future cash flows arising from the continued use of the assets, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant would take into account. Cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Mine Operating Costs

When determining mine operating costs recognized in the Consolidated Statements of Income, the Company makes estimates of quantities of ore within stockpiles and of quantities in-circuit and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

Ore Reserve and Resource Estimates

Ore reserves are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Estimating the quantities and grades of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, decommissioning and reclamation, recognition of deferred tax balances and depreciation and amortization charges.

At the end of each financial year, the Company updates its estimate of proven and probable gold mineral reserves and resources. Depreciation of the Company’s mining assets, included within the Mineral properties line item on the Statement of Financial Position, is prospectively adjusted, based on these changes. The Company also monitors the accuracy of the estimate during the periods between annual updates for significant changes to economic assumptions and geological data that could require an interim update to the estimate.

Taxation

Estimation of deferred taxes includes judgments based on expected performance of the Company. Various factors are considered to assess taxes, including past operating results, operational plans, expiration of tax losses and tax pools carried forward and tax planning strategies.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Decommissioning and Reclamation

The Company’s mining and exploration activities are subject to various environmental laws and regulations. The Company estimates environmental obligations based on the current legal and constructive requirements. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Provision is made, based on net present values, for decommissioning and land restoration costs as soon as the obligation arises.

Additional Accounting Judgments, Estimates and Assumptions

In addition to the above disclosure on estimates and judgments, the Company has disclosed additional information relating to significant estimates and judgments recognized in the consolidated financial statements throughout the following notes:

Note 7	Mineral Properties
Note 8	Investments
Note 9	Decommissioning and Reclamation
Note 10	Net Royalty Obligation
Note 12	Share-based Compensation
Note 17	Income Taxes
Note 19	Financial Instruments

3.	Significant Accounting Policies:

The accounting policies utilized by Management for the Company and its wholly owned subsidiaries have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. These consolidated financial statements include the Company’s proportionate share of joint ventures. Intercompany transactions have been eliminated on consolidation. The financial statements of the subsidiaries are prepared using the same reporting dates as the Company.

FOREIGN CURRENCY TRANSLATION

The Company’s functional and presentation currency is the Canadian dollar. Transactions denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the date of the Statement of Financial Position. Non-monetary items are translated at the rate in effect at the date of the transaction. Exchange gains and losses on these transactions are included in profit (loss).

FINANCIAL INSTRUMENTS

Non-derivative Financial Assets

The Company initially recognizes loans and receivables and deposits on the date they originate. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and a net asset amount is presented in the Statement of Financial Position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company’s non-derivative financial assets include: held-to-maturity financial assets; loans and receivables; and available-for-sale financial assets.

Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities as held-to-maturity for the current and the following two fiscal years.

The Company’s held-to-maturity financial assets are deposits for reclamation costs.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

The Company’s loans and receivables are comprised of: cash and cash equivalents; accounts receivable; and short-term investments.

Cash and cash equivalents comprise cash balances and deposits with original maturities of three months or less. Bank overdrafts, if utilized, are repayable on demand, form an integral part of the Company’s cash management and are included as a component of cash and cash equivalents for the purpose of the Statement of Cash Flows. The Company only deposits cash surpluses with major banks of high quality credit standing. Cash on hand earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and are not classified in any of the previous categories of financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, these assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity. When an investment is derecognized through sale or has an impairment that is other than temporary, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

The Company’s investments in equity securities are classified as available-for-sale financial assets.

Non-derivative Financial Liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originate. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company has the following non-derivative financial liabilities: demand loans; bank overdrafts in the form of a line of credit; accounts payable and accrued liabilities; and the Company’s debenture.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Share Capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Flow-through shares

From time to time, the Company may finance a portion of its exploration activities through the issue of flow-through shares. The premium paid for flow through shares in excess of the market value of the shares without the flow-through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

Debenture

The Company’s debenture was issued with common share purchase warrants. The debenture and common share purchase warrants are presented separately on the Company’s Statement of Financial Position. Transaction costs incurred with the completion of this debenture have been netted against the proceeds received. The liability portion of the debenture has been designated as an other financial liability and was initially recognized at fair value. Subsequent to initial recognition, the debenture is measured at amortized cost using the effective interest method. The common share purchase warrants were initially recognized at fair value and are not remeasured subsequent to initial recognition.

Derivative and Other Financial Instruments

Derivative financial instruments, which include foreign exchange and gold derivative contracts, are not designated as hedges. These instruments are recorded using the mark-to-market method of accounting whereby the instruments are recorded in the consolidated Statement of Financial Position at their fair value as either an asset or liability with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred.

Effective Interest Rate Method

The Company utilizes the effective interest rate method when accounting for certain of its financial instruments. The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.  The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.  When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument.

INVENTORIES

Inventories are comprised of broken ore, gold in-circuit and consumable materials and supplies. Broken ore represents material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit. Ore is recorded as an asset that is classified within inventory as material is extracted from underground mines. Ore contained in stockpiles is initially measured by estimating the number of tonnes added and removed from the stockpile, and then converted to estimated ounces of gold contained therein based on assay data and applying estimated metallurgical recovery rates (based on the expected processing method). As ore is processed, costs are removed based on recoverable quantities of gold and each stockpile’s average cost per unit.

Ore is accumulated in stockpiles which are subsequently processed into gold dore in a saleable form under a mine plan that takes into consideration optimal scheduling of production of the Company’s reserves, present plant capacity and the market price of gold. Gold contained in the milling circuit represents gold that the Company counts as production but is not yet in a saleable form. Gold contained in the milling circuit and in stockpiled ore on surface is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead.

Material and supplies inventory is valued at the lower of cost and net realizable value. Any provision for obsolescence is determined by reference to specific stock items identified as obsolete.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

MINERAL PROPERTIES

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.

Recognition and Measurement

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized on a property by property basis. These costs include expenditure that is directly attributable to the acquisition of the asset, as well as development costs on producing properties incurred to develop future producing assets. Development costs on producing properties include only expenditures incurred to develop reserves or for delineation of existing reserves. Interest on debt directly related to the acquisition and development of mineral properties is capitalized until commencement of commercial production. Expenditures for maintenance and repairs are charged to operations expenses as incurred. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property and the availability of financing. Once the decision to proceed to development is made, development and other expenditures relating to the project area are reclassified and disclosed as part of mineral properties with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of additional work on that property are expensed as incurred, except for new development costs which are capitalized.

When material components of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within other income in profit or loss.

Subsequent Costs

The cost of replacing a part of an item of property, plant and equipment is added to the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is removed. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation and Depletion

Depreciation (on those assets subject to depreciation) is calculated over the depreciable amount (which is the cost of an asset, less its residual value, if any) using either the straight-line method or the units of production method. Depletion is calculated over the net book value using the units of production method. Land is shown at cost and not depreciated or depleted.

Upon commencement of commercial production, the cost of mine development, mine buildings, plant and equipment directly used in production are amortized using the shorter of the unit of production method over estimated recoverable ore reserves or the useful life of the asset. Estimated recoverable ore reserves include proven and probable mineral reserves.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Pre-exploration expenditures are expensed as incurred.

All direct costs related to the acquisition and exploration of resource property interests are capitalized by property. Exploration and evaluation assets include expenditures on acquisition of rights to explore, studies, exploratory drilling, trenching, sampling, and other direct costs related to exploration or evaluation of a project. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest. Exploration and evaluation assets are initially measured at cost and classified as tangible assets.

An impairment review of exploration and evaluation assets is performed, either individually or at the cash-generating unit (“CGU”) level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided for, in the financial period in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions below is met:

•	such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or
•	exploration and evaluation activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Where a project is determined to be technically or commercially feasible and a decision has been made to proceed with development with respect to a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is reclassified as a development asset in mineral properties.

LEASES

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its cost or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and the leased assets are not recognized in the Company’s statement of financial position.

DECOMMISSIONING AND RECLAMATION

The mining, extraction and processing activities of the Company normally give rise to legal and / or a constructive obligation for site closure or environmental restoration. Closure and restoration can include property decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The amount of the provision recognized is estimated based on the risk adjusted costs required to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the probability weighted expected cash flows.

When the provision is initially recorded, a corresponding asset is recognized. At each reporting date the restoration and rehabilitation provisions are remeasured in line with changes in discount rates and timing or amounts of the costs to be incurred.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Changes in the provision relating to mine rehabilitation and restoration obligations, which are not the result of the current production of inventory, are added to or deducted from the related asset, other than the unwinding of the discount which is recognized as a finance cost in the Statements of Income. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings.

IMPAIRMENT

Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset and that the loss event will have a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. With respect to available-for-sale securities, for which unrealized gains and losses are generally recognized in Other Comprehensive income (“OCI”), a significant or prolonged decline in the fair value of the investment below its cost may be evidence that the assets are impaired. If objective evidence of impairment were to exist, the impaired amount (i.e. the unrealized loss) would be recognized in profit (loss); any subsequent reversals would be recognized in OCI and would not flow back into profit (loss).

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in unrealized gains/losses on available-for-sale financial assets in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss.

If, in a subsequent period, the fair value of an impaired available-for-sale investment security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories, deferred tax assets, and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

Fair value less cost to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant would take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different than those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) than a fair value calculation. The estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit (loss). Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of goodwill, if any, allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit (loss).

PROVISIONS

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

EMPLOYEE FUTURE BENEFITS

Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Share-based Payments

The Company has two stock-based compensation plans which are described further in Note 12(a) and 12(b).

Stock Option Plan

The Company accounts for all stock option awards using the fair-value method of accounting. Under this method, the Company recognizes compensation expense for the stock options granted based on their grant date fair value, which is determined using the Black-Scholes option pricing model. The fair value of the option is expensed over the vesting period with a corresponding amount recorded as contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Employee Share Purchase Plan

Under the Employee Share Purchase Plan (“ESPP”), compensation expense is recognized as the fair value of the shares granted under the plan and is recognized over the one year vesting period pursuant to the ESPP. Consideration received from the ESPP is recorded as share capital and amounts recorded in contributed surplus related to the fair value of the shares granted under the plan are transferred to share capital upon the issuance of shares. Shares issued pursuant to the ESPP are valued using the Black-Scholes option pricing model using variables in effect at the grant date.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Deferred Share Unit Plan

The Company’s Deferred Share Unit (“DSU”) Plan is a cash-settled plan. For cash-settled plans, the fair value of the amount payable to eligible individuals is recognized as an expense, with a corresponding increase in liabilities, over the period that the individuals unconditionally become entitled to payment. The liability is re-measured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized when the significant risks and rewards of ownership have passed to the customer. This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the customer, collection is reasonably assured and the price is reasonably determinable.

LEASE PAYMENTS

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

INCOME TAXES

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax Exposures

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants, along with any unrecognized stock-based compensation, would be used by the Company to repurchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

4.	Accounting Standards:

Future Changes in Accounting Policies

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its financial statements.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This new standard defines the principle of control and establishes control as the basis for determining which entities are included in consolidated financial statements. The principle of control is based on three criteria: power over the investee; exposure to variable returns from involvement in the investee; and the ability of the investor to use its power to affect the amount of its returns. The standard requires control of an investee to be reassessed when the facts and circumstances indicate that there have been changes to one or more of the criteria for determining control. This new standard supersedes the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements (as amended in 2009) and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 is effective for the Company beginning on January 1, 2013, with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation, while parties to a joint venture have rights to the net assets of the venture. Any arrangement which is not structured through a separate entity or is structured through a separate entity but such separation is ineffective such that the parties to the arrangement have rights to the assets and obligations for the liabilities will be classified as a joint operation. Joint operations shall be accounted for in a manner consistent with jointly controlled assets and operations whereby the Company’s contractual share of the arrangement’s assets, liabilities, revenues and expenses are included in the consolidated financial statements. Any arrangement structured through a separate vehicle that does effectively result in separation between the Company and the arrangement shall be classified as a joint venture and accounted for using the equity method of accounting. Under the existing IFRS standard, the Company has the option to account for any interests it has in joint ventures using proportionate consolidation or equity accounting. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities. This new standard requires enhanced disclosures about an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 contains new disclosure requirements for interests the Company has in subsidiaries, joint arrangements, associates and unconsolidated structured entities. Required disclosures aim to provide readers of the financial statements with information to evaluate the nature of and risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s financial statements. IFRS 12 is effective for the Company beginning on January 1, 2013. It is expected that IFRS 12 will increase the current level of disclosure related to the Company’s interests in other entities upon adoption.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. IFRS 13 replaces fair value measurement guidance contained in individual IFRSs, providing a single source of fair value measurement guidance. The standard provides a framework for measuring fair value and establishes new disclosure requirements to enable readers to assess the methods and inputs used to develop fair value measurements and for recurring valuations that are subject to measurement uncertainty, the effect of those measurements on the financial statements. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. The amendments stipulate the presentation of net profit and OCI and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The Company does not expect the adoption of the amendments to this standard to have a material impact on its financial statements.

Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Amendments to IAS 28 provide additional guidance applicable to accounting for interests in joint ventures or associates when a portion of an interest is classified as held for sale or when the Company ceases to have joint control or significant influence over an associate or joint venture. When joint control or significant influence over an associate or joint venture ceases, the Company will no longer be required to re-measure the investment at that date. When a portion of an interest in a joint venture or associate is classified as held for sale, the portion not classified as held for sale shall be accounted for using the equity method of accounting until the sale is completed at which time the interest is reassessed for prospective accounting treatment. The Company does not expect the amendments to IAS 28 to have a material impact on the financial statements.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013. These amendments are to be applied retrospectively. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

5.	Determination of Fair Values:

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and or disclosure purposes based on the methods described below. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Investments in Equity Securities and Debt Securities

The fair value of the Company’s available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Derivatives

The fair value of the Company’s forward exchange contracts are estimated based on appropriate price modeling commonly used by market participants. Such modeling uses discounted cash flow analysis with observable market inputs including future interest rates, implied volatilities and the credit risk of the Company or the counterparties as appropriate, with resulting valuations periodically validated through third-party or counterparty quotes.

Share-based payment transactions

The fair value of issuances under the Company’s employee share purchase plan, and stock option plan are measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds).

6.	Inventories:

Details of the Company’s inventories are as follows:

	DEC 31	DEC 31
	2012	2011

Gold in-circuit (1) (2)	$3,616	$3,128
Stockpiled ore (1) (2)	1,191	265
Materials and supplies (3)	14,371	9,973
Inventories	$19,178	$13,366

(1)	For the year ended December 31, 2012, depreciation and depletion of $1.6 million is included in the above noted balances (December 31, 2011 - $0.7 million).
(2)	There was no write-down or reversal of write-down of gold inventory for the year ended December 31, 2012. For the year ended December 31, 2011, the Company wrote-down $0.5 million of gold inventory.
(3)	There was no write-down or reversal of write-down of materials and supplies inventory for the year ended December 31, 2012. For the year ended December 31, 2011, the Company wrote-down $0.2 million of materials and supplies inventory.

7.	Mineral Properties:

Details of the Company’s property, plant and equipment included in mineral properties are as follows:

Cost

	Property		Exploration
	acquisition	Buildings,	And
	and mine	plant and	evaluations
	development	equipment	assets	Total

Balance at January 1, 2011	$120,847	$104,302	$67,456	$292,605
Additions	25,548	16,767	13,593	55,908
Transfers between groups	15,757	-	(15,757)	-
Balance at December 31, 2011	$162,152	$121,069	$65,292	$348,513

Balance at January 1, 2012	$162,152	$121,069	$65,292	$348,513
Additions	21,607	20,192	32,514	74,313
Balance at December 31, 2012	$183,759	$141,261	$97,806	$422,826

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Depreciation and impairment losses

Balance at January 1, 2011	$98,034	$81,597	$6,495	$186,126
Depreciation	5,482	6,260	-	11,742
Impairment	-	-	851	851
Balance at December 31, 2011	$103,516	$87,857	$7,346	$198,719

Balance at January 1, 2012	$103,516	$87,857	$7,346	$198,719
Depreciation	7,554	8,951	-	16,505
Balance at December 31, 2012	$111,070	$96,808	$7,346	$215,224

Carrying amounts

At December 31, 2011	$58,636	$33,212	$57,946	$149,794

At December 31, 2012	$72,689	$44,453	$90,460	$207,602

Exploration properties

Amounts reflected for exploration properties not in commercial production represent costs incurred to date, net of impairments, and are not intended to reflect present or future values. The recoverability of these costs is dependent upon the discovery of economically recoverable ore reserves and the ability to obtain necessary financing for the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties.

At December 31, 2012, the Company reviewed its exploration and evaluation assets individually for indicators of impairment. Management believes that the Company’s exploration and evaluation assets have not yet reached a stage that permits a reasonable assessment of the economically recoverable reserves. In addition, exploration activities in relation to these assets are continuing or planned for the future. As such, no indicators that the carrying amount of these assets may exceed their recoverable amount were noted.

During 2011, the Company transferred exploration and evaluations assets related to the Santoy 8 to mine development costs upon the property achieving technical feasibility and economic viability.  In accordance with IFRS, the Company tested these costs for impairment upon transfer to mine development and determined that no impairment charge was required.  Fair value less costs to sell was used to assess impairment and was determined using a discounted cash flow approach that incorporated marketplace participant assumptions.  The cash flows were discounted over an 8 year period at a post-tax rate of 11.3 percent.

Impairment loss

During the year ended December 31, 2012, the Company tested its CGUs for indicators of impairment and determined that the fair value less cost to sell of the Company’s CGUs (the Seabee Gold Mine and the Santoy Mine Complex) were greater than the carrying value; as such, an impairment charge was not required. Fair value less cost to sell was determined using a discounted cash flow approach that incorporated marketplace participant assumptions.

The cash flows for the Seabee Mine were discounted over a nine year period at a post-tax rate of 9.25 percent. The cash flows for the Santoy Mine Complex were discounted over a 13 year period at a post-tax rate of 9.25 percent. While testing the Seabee Gold Mine for impairment, the Company reviewed and concluded that a reversal of the January 1, 2010 impairment charge of $13.1 million was not warranted because indicators of reversal were not present.

Leased machinery

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. Some leases are for specialized equipment and in these leases the Company can cancel the leases at its option, but is responsible for reimbursing the lessor for any losses incurred. The leased equipment secures lease obligations (see Note 11). At December 31, 2012 the carrying amount of assets under finance leases included in buildings, plant and equipment was $5.1 million (December 31, 2011: $7.9 million).

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Security

The Company’s demand loans (Note 11) were utilized for the purchases of specialized equipment. The equipment purchased secures the obligations under these demand loans. At December 31, 2012 the carrying amount of assets utilized as security under demand loans included in buildings, plant and equipment was $8.9 million (December 31, 2011: $nil).

The Company’s debenture (Note 11) is secured by a general security agreement covering all of the Company's assets, except those subordinated to bank debt.

Capitalized interest

Debenture interest costs of $0.5 million for the year ended December 31, 2012 (December 31, 2011: $0.5 million) relating to the Madsen project have been capitalized in accordance with the Company’s accounting policy.

Mine Operating Costs by Function

	DEC 31	DEC 31
	2012	2011

Production costs	$48,535	$40,542
Depreciation and depletion	15,681	11,407
Write-down of exploration property	-	851
(Gain) on sale of exploration property	-	(1,131)
	$64,216	$51,669

8.	Investments:

	DEC 31	DEC 31
	2012	2011

Available-for-sale securities, beginning of year	$2,854	$4,328
Disposition of available-for-sale securities	(1,565)	(197)
Acquisition of available-for-sale securities (1)	-	1,131
Write-down of available-for-sale securities	(993)	(74)
Unrealized gain (loss) on available-for-sale securities	82	(2,334)
Available-for-sale securities, end of year	$378	$2,854

(1)	The acquisition in 2011 related to shares in a public company received as settlement for Claude’s disposition of a mineral property interest.

At December 31, 2012, the Company reviewed its portfolio of available-for-sale securities in order to assess whether there was objective evidence of impairment. Factors considered in the Company’s assessment included the length of time and extent which to fair value was below cost and current conditions specific to the investment. Utilizing these factors, the Company determined that certain of its available-for-sale securities had objective evidence of impairment and were written down.

By holding these available-for-sale securities, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 19).

9.	Decommissioning and Reclamation:

The Company’s decommissioning and reclamation costs consists of reclamation and closure costs. Mineral property obligations were determined using discount rates ranging from 1.73 to 2.11 percent. Expected undiscounted payments of future obligations are $10.3 million over the next 6 to 15 years. An accretion expense component of $0.2 million has been charged during the year ended December 31, 2012, augmented by revisions made to the decommissioning and reclamation costs, resulting in an increase in the overall carrying amount of the provision. Changes to the provision during the year ended December 31, 2012 are as follows:

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	DEC 31	DEC 31
	2012	2011

Decommissioning and reclamation provision, beginning of year	$9,713	$4,810
Accretion	175	166
Revisions due to change in estimates and discount rate	(725)	4,737
Decommissioning and reclamation provision, end of year	$9,163	$9,713

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen and Seabee properties in the amounts of $0.7 million (December 31, 2011 - $0.7 million) and $1.5 million (December 31, 2011 - $1.5 million), respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2.2 million (December 31, 2011 - $2.2 million).

During 2012 (and subsequent to December 31, 2012), the Company has been updating its decommissioning and reclamation plans for the Madsen and Seabee properties. It is expected that additional security (approximately $6.5 million) will need to be provided to the applicable regulatory authorities. However, the timing of providing this security has not yet been determined.

10.	Net Royalty Obligation:

(a) Royalty Agreements

During each of 2004, 2005, 2006 and 2007, the Company entered into separate Royalty Agreements (“Agreements”) whereby it sold a basic royalty on a portion of the gold production at its Seabee Gold Operation. The Company received cash consideration consisting of royalty income, indemnity fee income and interest income.

Under the terms of the Agreements, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the respective Agreements. A portion of the cash received at the inception of the respective agreements was placed with a financial institution; in return, the Company received a restricted promissory note. Interest earned from the restricted promissory notes and a portion of the principal must be used to fund the expected basic royalty payments during the first ten years of each agreement. Over the life of the royalty agreements, interest earned and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments.

The Company has the legal right of offset and the intention to settle on a net basis. As such, the Company has presented these transactions on a net basis on the Statements of Financial Position.

	Note	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement	Total

Restricted Promissory Notes

Principal Balance (1)	(b)	6,863	14,508	36,684	26,055	84,110
Interest receivable (1)		412	761	2,245	1,595	5,013
Interest Rate		6 percent	6 percent	7 percent	7 percent
Maturity		DEC 10, 2014	FEB 15, 2015	FEB 15, 2016	FEB 15, 2017

Royalty Payments

Royalty Rate per ounce of gold produced (2)		$13.88 to $24.53	$24.87 to $112.45	$65.51 to $198.95	$37.60 to $147.05
Royalty payable (current) (1)	(b)	321	682	2,233	1,575	4,811
Royalty obligation payable (long-term) (1)	(b)	7,043	14,791	36,745	26,194	84,773

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	Note	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement	Total

Net Profit Interest	(c)	-	-	-	-	-

Applicable years		2010-2014	2011-2015	2012-2016	2013-2017
Percent		2.50, 3.00 or 4.00	1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds		$800, $900 or $1,200	$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

(1)	At December 31, 2012.
(2)	Over the remaining life of the respective agreements.

(b) Net Royalty Obligation

The following schedule outlines the different components of the transaction that are presented net on the Company’s consolidated Statements of Financial Position:

	DEC 31	DEC 31
	2012	2011

Current portion

Assets
Interest receivable on Restricted promissory notes	$5,013	$4,953

Liabilities
Current portion of deferred revenue	1,038	996
Interest payable on royalty obligations	4,811	4,811
	$5,849	$5,807

Net royalty obligation (current)	(836)	(854)

Long-term portion

Assets
Restricted promissory notes	$84,110	$84,037

Liabilities
Deferred revenue	2,542	3,586
Royalty obligation	84,773	84,886
	$87,315	$88,472

Net royalty obligation (long-term)	(3,205)	(4,435)

Net royalty obligation	$(4,041)	$(5,289)

The interest income and the indemnity fees received by the Company are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in “Financing expense” on the consolidated statement of income.

(c) NPI Payment

In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold. Prior to any NPI payment, the Company is entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At December 31, 2012, the cumulative carry forward amounts remained in a deficiency position under each of the agreements and no payments are expected during 2013 or 2014.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(d) Call and Put

Under certain circumstances, a 100 percent owned subsidiary of Claude will have the right to purchase (“Call”) the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to the Company under the promissory notes. Under certain circumstances, the purchaser of the royalties will have the right to sell (“Put”) their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiary of Claude’s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

11.	Loans and Borrowings:

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, see Note 19.

		DEC 31	DEC 31
		2012	2011

Current liabilities
Demand loans	(a)	$5,337	$896
Current portion of finance lease liabilities	(b)	1,495	2,119
Debenture	(c)	9,665	-
		$16,497	$3,015

Non-current liabilities
Finance lease liabilities	(b)	$291	$1,786
Debenture	(c)	-	9,452
		$291	$11,238

(a) Demand Loans

Terms and conditions of the Company’s outstanding demand loans are as follows:

	DEC 31	DEC 31
	2012	2011

Demand loan, repaid during 2012	$-	$896
Demand loans, repayable in consecutive monthly blended payments of $214,893 including interest at prime plus 1.50 percent, due between January and April 2015	5,337	-
	$5,337	$896

The demand loans are secured by a general security agreement covering all assets of the Company. At December 31, 2012 the carrying amount of assets under demand loans included in buildings, plant and equipment was $8.9 million.

(b) Finance Lease Liabilities

Obligations under finance leases bear interest between 5.4 percent and 8.0 percent per annum, are due from 2013 to 2014 and are secured by the leased equipment. The estimated principal repayments on the leases are as follows: 2012 - $1,495; and 2013 - $291.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	Present Value of		Future Value of
	Minimum Lease		Minimum Lease
	Payments	Interest	Payments
	DEC 31	DEC 31	DEC 31
	2012	2012	2012

Less than one year	$1,495	$56	$1,551
Between one and five years	291	2	293
	$1,786	$58	$1,844

	Present Value of		Future Value of
	Minimum Lease		Minimum Lease
	Payments	Interest	Payments
	DEC 31	DEC 31	DEC 31
	2011	2011	2011

Less than one year	$2,119	$154	$2,273
Between one and five years	1,786	58	1,844
	$3,905	$212	$4,117

The Company’s finance leases are secured by a general security agreement. At December 31, 2012 the carrying amount of assets under finance leases included in buildings, plant and equipment was $5.1 million (December 31, 2011: $7.9 million).

(c) Debenture

The debenture bears a 12 percent annual interest rate, is due May 23, 2013 and requires monthly interest only payments. Upon entering into the debenture indenture agreement, debenture holders received warrants in the amount of 10 percent of the debenture purchase (Note 12). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.60 per common share until May 23, 2013. The value of the warrants associated with the debenture on the date of issuance was $0.6 million.

During 2011, the Company repaid $0.1 million of the outstanding debentures, representing principal plus unpaid interest thereon up to the repayment date. A total of $9.8 million in face value of debentures remain outstanding at December 31, 2012.

The balance of the debentures outstanding is amortized using the effective interest rate method at an effective rate of 14.7 percent over the remaining term of the debentures.

	DEC 31	DEC 31
	2012	2011

Debenture payable, beginning of year	$9,452	$9,344
Amortized cost of debenture redemption	-	(87)
Amortization of debt issue costs	213	195
Debenture payable, end of period	$9,665	$9,452

Debenture payable, current portion	$9,665	$-
Debenture payable, long-term portion	$-	$9,452

As at December 31, 2012, the Company’s outstanding debentures are due in less than one year. As such, this balance has been classified as a current liability.

The debentures are secured by a general security agreement covering all of the Company's assets, except those subordinated to bank debt.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(d) Line of Credit

The Company has a $5.0 million operating line of credit which bears interest at prime plus 1.125 percent; the prime rate at December 31, 2012 was 3 percent. These funds are available for general corporate purposes.

(e) Other

Subsequent to December 31, 2012, the Company expanded its current debt facilities with CWB to the following (Note 22):

•	$10.0 million operating line of credit (previous amount: $5.0 million);
•	$10.0 million finance lease line (previous amount: $7.0 million); and
•	$5.0 million revolving loan (new).

In addition to the above, the Company also executed a non-binding term sheet with Crown Capital Partner’s Inc. for an additional debt facility of $25.0 million (Note 22).

12.	Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at all meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

		DEC 31		DEC 31
	Shares	2012	Shares	2011

Common shares:

Outstanding, beginning of year	164,630,231	$176,994	138,913,329	$118,279
ESPP (a)	338,676	546	235,614	324
Exercise of stock options (b)	75,402	92	648,667	642
Equity issue (d)	8,701,255	12,008	-	-
Equity issue (e)	-	-	23,000,000	57,500
Broker warrant exercise (f)	-	-	139,321	162
Warrant exercise (f)	-	-	1,577,000	2,271
Warrant exercise (f)	-	-	116,300	223
Issue costs, net of income taxes	-	-	-	(2,407)
Outstanding, end of year	173,745,564	189,640	164,630,231	176,994

Warrants and other equity:

Warrants (d)		12		-
Common share purchase warrants (f)		2,700		2,700
Tax adjusted cumulative issue costs		(228)		(228)
Common share purchase warrants (f)		552		552
Debenture purchase warrants (f)		513		513
	173,745,564	$193,189	164,630,231	$180,531

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company has the following equity-settled plans:

(a)	Employee Share Purchase Plan

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to five percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2012, the Company issued 338,676 common shares (2011 – 235,614) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company’s common shares outstanding.

The weighted average fair value of ESPP options granted during 2012 was $0.62 (2011 - $0.90) and was estimated using the Black-Scholes option pricing model with assumptions of a 1.00 year weighted average expected option life, a 16 percent expected forfeiture rate (2011 – 15 percent), 72 percent volatility (2011 – 53 percent) and an interest rate of 0.98 percent (2011 – 1.3 percent). The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

During 2012, compensation expense recognized in respect of the ESPP was $0.6 million (2011 - $0.3 million). This compensation expense has been included in General and administrative expense in the Consolidated Statements of Income.

(b)	Stock Option Plan

The Company has established a stock option plan under which options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the Company’s prior day’s closing price quoted on the TSX for the common shares Claude. All options are settled by physical delivery of shares. Vesting periods of options granted under the Company’s stock option plan vary on a grant by grant basis, at the discretion of the Company’s Board of Directors. Grants to Employees have a term to expiry of 7 to 10 years and typically have a vesting term of 3 to 5 years. Grants to Directors have a term to expiry of 7 to 10 years and vest immediately.

Options outstanding under this plan at December 31, 2012 and December 31, 2011 and their weighted average exercise prices are as follows:

		Weighted		Weighted
	DEC 31	Average	DEC 31	Average
	2012	Exercise	2011	Exercise
	Options	Price	Options	Price

Beginning of period	5,484,250	$1.57	3,916,737	$1.15
Options granted	1,896,290	1.04	2,478,768	2.06
Options exercised	(75,402)	0.78	(648,667)	0.75
Options forfeited	(316,611)	1.82	(241,876)	1.86
Options expired	(40,000)	1.51	(20,712)	1.04
End of period	6,948,527	$1.43	5,484,250	$1.57

The weighted average share price at the date of exercise for share options exercised during 2012 was $1.02 (December 31, 2011: $1.84).

For director and employee options outstanding at December 31, 2012, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.50 - $1.00	1,329,845	6.24	$0.72	846,512	6.03	$0.76
$1.01 - $1.50	2,633,731	5.86	1.20	2,199,898	5.79	1.19
$1.51 - $2.00	2,432,000	7.06	1.86	1,512,000	6.20	1.80
$2.01 - $2.38	552,951	7.80	2.30	338,903	7.53	2.26
	6,948,527	6.51	$1.43	4,897,313	6.08	$1.38

The foregoing options have expiry dates ranging from June 30, 2013 to December 8, 2021.

The weighted average fair value of stock options granted during 2012 was $0.65 (2011 - $1.37) and was estimated using the Black-Scholes option pricing model with assumptions of a 5.57 year (2011 – 7.11 year) weighted average expected option life, a two to four percent expected forfeiture rate (2011 – two percent), 65 percent to 76 percent volatility (2011 – 68 percent to 75 percent) and interest rates ranging from 1.1 percent to 1.8 percent (2011 – 1.3 percent to 3.1 percent).

For the year ended December 31, 2012, the compensation expense recognized in respect of stock options was $1.6 million (2011 - $1.7 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

The Company has the following cash-settled plan:

(c)	Deferred Share Unit Plan

The Company offers a DSU plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. For the year ended December 31, 2012, 50 percent of each Director’s annual retainer was paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

At December 31, 2012, total DSUs held by participating Directors was 283,791 (December 31, 2011 – nil).

Compensation expense recognized in respect of DSUs during 2012 was $0.2 million (2011 - $nil). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

Equity Issues:

(d)	Acquisition

During 2012, the Company issued 8,701,255 common shares pursuant to a Plan of Arrangement whereby Claude acquired all of the outstanding common shares of St. Eugene Mining Corporation Limited that it did not already own (Note 22). Pursuant to this transaction, the Company also granted a total of 853,594 common share purchase warrants to replace St. Eugene common share purchase warrants outstanding at the time of the transaction.

(e)	Short form Prospectus

During 2011, the Company completed a short form prospectus offering. The Offering consisted of the issuance of 20,000,000 common shares of the Company, on a bought deal basis, at a price of $2.50 per share, as well as the issuance of 3,000,000 shares of the Company, at a price of $2.50 per share, to the Underwriters pursuant to the over-allotment option, for aggregate gross proceeds of $57,500,000.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Other:

(f)	Schedule of Warrants Outstanding

Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue. The range of exercise prices and dates of expiration of the common share purchase warrants outstanding are as follows:

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2011	Granted	Expired	DEC 31, 2012
$1.60	May 22, 2013	1,693,200	-	-	1,693,200
$0.90	November 16, 2012	1,023,000	-	1,023,000	-
$1.77	April 7, 2012	-	319,545	319,545	-
$1.77	April 12, 2012	-	10,257	10,257	-
$3.17	March 31, 2012	-	79,980	79,980	-
$4.44	March 31, 2012	-	443,812	443,812	-
		2,716,200	853,594	1,876,594	1,693,200

The warrants granted during 2012 relate to outstanding warrants assumed as part of the St. Eugene acquisition completed in the first quarter. Note 22 The weighted average fair value of warrants granted during 2012 was $0.02 and was estimated using the Black-Scholes option pricing model with assumptions of a 0.2 year weighted average expected option life, and an interest rates of 0.9 percent.

The range of exercise prices and dates of expiration of the common share purchase warrants outstanding at December 31, 2011 were as follows:

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2010	Exercised	Expired	DEC 31, 2011
$1.60	May 22, 2013	1,809,500	116,300	-	1,693,200
$0.83	April 9, 2011	139,321	139,321	-	-
$0.90	November 16, 2012	2,600,000	1,577,000	-	1,023,000
$1.75	December 30, 2011	6,000,000	-	6,000,000	-
		10,548,821	1,832,621	6,000,000	2,716,200

13.	Finance Expense:

	DEC 31	DEC 31
	2012	2011

Interest expense on loans and borrowings	$1,514	$1,321
Interest capitalized to mineral properties	(536)	(542)
Derivative loss	85	1,911
Debenture amortization	212	195
Accretion expense	175	166
	$1,450	$3,051

Finance expense paid for the year ended December 31, 2012 was $1.6 million (December 31, 2011 - $3.2 million).

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

14.	Finance and Other Income:

	DEC 31	DEC 31
	2012	2011

Net royalty income	$(1,248)	$(1,109)
Other income	(138)	(200)
Interest income	(109)	(314)
	$(1,495)	$(1,623)

Finance and other income received during the year ended December 31, 2012 was $0.2 million (December 31, 2011 - $0.5 million).

15.	Personnel Expenses:

	DEC 31	DEC 31
	2012	2011

Wages and salaries	$38,951	$32,201
Canadian Pension Plan (CPP) and EI remittances	1,473	1,249
	$40,424	$33,450

16.	Related Party Transactions:

Key Management Personnel

Compensation of key management personnel of the Company:

	DEC 31	DEC 31
	2012	2011

Cash compensation – Salaries, short-term incentives and other enefits	$1,810	$1,819
Long term incentives, including share-based payments	1,324	517
Total compensation paid to key management personnel	$3,134	$2,336

The Company’s Executive Leadership Team (consisting of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President Operations) are considered to be Key Management Personnel. In addition, members of the Company’s Board of Directors are included in this definition, as defined by IAS 24, Related Party Disclosures.

17.	Income Taxes:

(a) Income tax expense

	DEC 31	DEC 31
Income tax expense	2012	2011

Deferred income tax expense:
Origination and reversal of temporary differences	$2,725	$4,378
Write-down of mineral properties	-	(230)
Change in unrecognized deferred tax assets	247	(3,784)
Deferred income tax expense	$2,972	$364

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(b) Income tax recognized directly in Other comprehensive income (loss)

Other comprehensive income included on the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income (loss):

For the year ended December 31, 2011:

		Income tax
	Before tax	expense	Net of tax

Other comprehensive income (loss)

Gain on available for sale securities transferred to profit	(35)	5	(30)
Unrealized loss on available for sale securities	(2,409)	325	(2,084)
	(2,444)	330	(2,114)

For the year ended December 31, 2012:

		Income tax
	Before tax	(recovery) expense	Net of tax

Other comprehensive income (loss)

Loss on available for sale securities transferred to profit	199	(27)	172
Unrealized gain on available for sale securities	(909)	123	(786)
	(710)	96	(614)

(c) Effective tax rate reconciliation

The provision for income tax, both current and deferred, differs from the amount calculated by applying the combined expected federal and provincial income tax rate to profit before income tax. The reasons for these differences are as follows:

	DEC 31	DEC 31
	2012	2011

Profit before income taxes	$8,541	$9,818
Federal and Provincial statutory income tax rate	27.0%	28.5%
Expected tax expense	2,306	2,798

Permanent differences	358	571
Effect of change in effective tax rates	-	(168)
Other	(27)	-
Decrease in tax assets related to royalty payable	88	947
Decrease (increase) in recognized deferred tax assets	247	(3,784)
Income tax expense	$2,972	$364

The expected statutory tax rate has changed due to the federal income tax rate decreasing from 16.5 percent to 15.0 percent from 2011 to 2012.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

(d) Significant components of recognized and unrecognized Deferred tax assets and liabilities

The significant components of deferred income tax assets/liabilities are as follows:

				Recognized in
		Recognized	Recognized	other
	JAN 1	in	directly	comprehensive	DEC 31
	2011	Net profit	to equity	Income	2011

Deferred income tax assets (liabilities)
Share issue costs	564	(461)	929	-	1,032
Decommissioning and reclamation	1,299	1,324	-	-	2,623
Net royalty obligation	3,918	(1,024)	-	-	2,894
Investments	(323)	10	-	330	17
Mineral properties	(1,615)	(3,960)	-	-	(5,575)
Other	44	(37)	-	-	7
Total Deferred income tax assets (liabilities)	3,887	(4,148)	929	330	998
Recognized (unrecognized) deferred tax assets	(3,887)	3,784	103	-	-
	-	(364)	1,032	330	998

					Recognized in
		Acquisition of	Recognized	Recognized	other
	JAN 1	St. Eugene	in	directly	comprehensive	DEC 31
	2012	Mining	Net profit	to equity	Income	2012

Deferred income tax assets (liabilities)
Share issue costs	1,032	-	(344)	-	-	688
Decommissioning and reclamation	2,623	-	(148)	-	-	2,475
Net royalty obligation	2,894	-	(389)	-	-	2,505
Investments	17	-	134	-	96	247
Mineral properties	(5,575)	-	(2,240)	-	-	(7,815)
Loss carry forwards	-	939	63	-	-	1,002
Other	7		199	(158)	-	48
Total Deferred income tax assets (liabilities)	998	939	(2,725)	(158)	96	(850)
Recognized (unrecognized) deferred tax assets	-	-	(247)	-	-	(247)
	998	939	(2,972)	(158)	96	(1,097)

(e) Unrecognized Income Tax Credits

The Company has $4.0 million (2011 - $2.2 million) of unused income tax credits that can be applied against future taxes payable. No deferred tax asset or income tax credit receivable has been recognized as it is not probable that future taxable profits will be available to utilize the credits. The income tax credit will expire, if unused, as follows:

2012

2026	$61
2027	539
2028	314
2029	230
2030	273
2031	700
2032	1,843
$3,960

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

18.	Earnings Per Share:

Basic earnings per share:

	DEC 31	DEC 31
	2012	2011

Basic earnings per share:
Net profit attributable to common Shareholders	$5,569	$9,454
Weighted average number of common Shares outstanding	172,933	156,062
Basic net earnings per share	$0.03	$0.06

Diluted earnings per share:

	DEC 31	DEC 31
	2012	2011

Diluted earnings per share:
Net earnings attributable to common Shareholders	$5,569	$9,454
Weighted average number of common Shares outstanding	172,933	156,062
Dilutive effect of stock options	299	1,385
Dilutive effect of warrants	-	963
Weighted average number of common Shares outstanding, assuming dilution	173,232	158,410
Diluted net earnings per share	$0.03	$0.06

Excluded from the computation of diluted earnings per share at December 31, 2012 were:

i.	options outstanding on 5,653,682 common shares with an average exercise price greater than the average market price of the Company’s common shares; and
ii.	1,693,200 warrants with an exercise price greater than the average market price of the Company’s common shares.

Excluded from the computation of diluted earnings per share at December 31, 2011 were options outstanding on 648,561 common shares with an average exercise price greater than the average market price of the Company’s common shares.

19.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk – The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions. Sales of precious metals are to entities considered to be credit worthy, as evaluated through the Company’s risk management program, which includes an evaluation of new and existing customers and quarterly monitoring.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes operating cash flows will be sufficient to fund the continued exploration at Madsen and Amisk and ongoing capital improvements at the Seabee properties for the next twelve months. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand.

	Payments/Commitments due by period

	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Contractual Obligation

Demand loans	5,337	2,387	2,950	-	-
Interest on demand loans	276	191	85	-	-
Debenture	9,751	9,751	-	-	-
Debenture interest	458	458	-	-	-
Capital lease obligations	1,786	1,495	291	-	-
Interest on capital leases	58	56	2	-	-
Office lease	197	123	74	-	-
	17,863	14,461	3,402	-	-

During 2012 (and subsequent to December 31, 2012), the Company has been updating its decommissioning and reclamation plans for the Madsen and Seabee properties. It is expected that additional security (approximately $6.5 million) will need to be provided to the applicable regulatory authorities. However, the timing of this security has not yet been determined.

As noted above, near-term funding requirements pursuant to the redemption of its outstanding debentures (due on May 23, 2013), have placed the Company in a working capital deficiency. In order to address this working capital deficiency, the Company, subsequent to December 31, 2012, increased its current debt facilities with CWB to the following (Note 22):

•	$10.0 million operating line of credit (previous amount: $5.0 million);
•	$10.0 million finance lease line (previous amount: $7.0 million); and
•	$5.0 million revolving loan (new).

In addition to the above, the Company has executed a non-binding term sheet with CCP for an additional long-term debt facility of $25.0 million (Note 22). As of the date of these Financial Statements, the Company is in negotiations to close the CCP debt facility. Management believes that repayment of the outstanding debentures will occur as required on May 23, 2013. If for any reason the Company is unable to close the CCP debt facility, it could have an impact on the Company`s ability to continue as a going concern and realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

Market Risk – Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions. The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk. These are discussed further below:

Foreign exchange risk – The results of the Company’s operations are subject to currency risks. The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The Company is not exposed to material foreign exchange risk on its financial instruments.

Interest rate risk – In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt. In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows. Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Commodity price risk – The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production. The Company is not exposed to material commodity price risk on its financial instruments.

For a $10 US$ movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.00 per share.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, short and long-term investments, restricted promissory notes, reclamation deposits, demand loans, accounts payable and accrued liabilities, long-term debt, and royalty obligations.

For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

	DEC 31		DEC 31
	2012		2011
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Cash and cash equivalents	-	-	$2,529	$2,529
Short-term investments (1)	-	-	33,168	33,168
Accounts receivable (3)	$4,845	$4,845	2,714	2,714
Available-for-sale financial assets
Investments (1)	378	378	2,854	2,854
Held-to-maturity
Deposits for reclamation costs	2,237	2,237	2,237	2,237
Other financial liabilities
Bank indebtedness	3,531	3,531	-	-
Demand loans	5,337	5,337	896	896
Accounts payable	7,533	7,533	5,737	5,737
Net royalty obligations	4,041	4,041	5,289	5,289
Debenture (1)	9,665	9,751	9,452	9,751

(1)	Based on quoted market prices – Level 1
(2)	Based on models with observable inputs – Level 2
(3)	At December 31, 2012, there were no receivables that were past due or considered impaired.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

20.	Capital Management:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders. The Company defines capital that it manages as the aggregate of its equity attributable to owners of the Company, which is comprised of issued capital, contributed surplus, accumulated deficit and accumulated other comprehensive income (loss).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust the capital structure, the Company (upon approval from its Board of Directors, as required) may issue new shares through private placements, sell assets or incur debt. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions, major investments, as well as annual capital and operating budgets. The Company believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2012. The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

			DEC 31	DEC 31
	Interest	Maturity	2012	2011

Demand loan	Repaid during 2012		$-	$896
Demand loans	Prime + 1.50%	Jan – Apr/2015	5,337	-
Debenture	12.00%	May/2013	9,665	9,452
Total debt			$15,002	$10,348

Shareholders’ equity			192,364	172,895

Debt to equity			7.80%	5.99%

The Company is bound by and has met all covenants, if any, on these credit facilities.

Subsequent to December 31, 2012, the Company expanded its current debt facilities with its existing bank to $25.0 million and has executed a non-binding term sheet with Crown Capital Partners Inc. (“CCP”) for an additional long-term debt facility of $25.0 million (Note 22). The new debt facilities will facilitate the retirement of the Company’s outstanding debentures (which mature in May 2013) and allow for the necessary expansion capital at the Seabee Gold Operation to support the updated Life of Mine Plan.

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

21.	Acquisition:

On February 1, 2012, the Company closed the transaction whereby Claude acquired all of the outstanding shares of St. Eugene Mining Corporation Limited (TSXV: SEM) ("St. Eugene") that it did not already own. The transaction was accomplished pursuant to the terms of a court approved plan of arrangement completed under the Business Corporations Act (British Columbia) (the “Arrangement”). Under the Arrangement, Claude acquired all of the outstanding common shares of St. Eugene in exchange for the issuance of 8,701,255 common shares of Claude.

As part of the Arrangement, Claude also exchanged all outstanding warrants of St. Eugene for warrants of Claude and reduced its existing net smelter return royalty on the Tartan Lake Project from a sliding scale to two percent.

On closing, Claude owns 100 percent of the Amisk Gold Project. The transaction has been accounted for as an asset acquisition as St. Eugene did not meet the definition of a business, as defined in IFRS 3, Business Combinations.

The purchase price of the transaction, which was $14.9 million, has been recorded as an increase to mineral properties and share capital. The preliminary purchase price allocation was calculated as follows:

Cash and cash equivalents	$486
Mineral property interest	15,198
Accounts payable and accrued liabilities	(828)
$14,856

22.	Subsequent Events:

(a) Term Loan

Subsequent to December 31, 2012, the Company has executed a non-binding term sheet for a five-year $25.0 million term loan (the “Loan”) with CCP. Interest on the Loan is fixed at 10 percent, compounds monthly and is payable monthly. Principal payments will begin 12 months from closing and will be payable monthly. A portion of the Loan will be utilized to retire the Company’s outstanding debentures due to mature in May 2013 with the remainder being available for working capital purposes.

The maturity date of the Loan will be 60 months from closing. The Loan will be subordinate to all of the Company’s other short-term and long-term loans and borrowings.

The table below represents currently scheduled repayment and maturity of the Loan over the next five years.

Period	Monthly Amount	Annual Amount
Months 1 – 12	NIL	NIL
Months 13 – 59	$300,000	$3,600,000
Due at Maturity		$10,900,000

After 12 months following the closing of this arrangement, the Company has the right to prepay the term loan subject to a prepayment fee (calculated on the amount being prepaid) of:

Months Following Closing	Prepayment Fee
Months 13 – 24	2%
Months 25 – 36	1%
Months 37 – 60	0%

Claude Resources Inc.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

In conjunction with the closing of this arrangement, the Company will grant 5,750,000 common share purchase warrants priced at $0.70 per common share purchase warrant. These common share purchase warrants can be exercisable by the holder, in whole or in part, at any time from closing until five years following closing.

(b) Revolving Credit Facility

Subsequent to December 31, 2012, the Company completed an arrangement for a new $5.0 million revolving credit facility due on December 31, 2013. Upon mutual agreement, the facility can be extended for an additional year. This revolving credit facility bears interest at prime plus 1.75 percent; the prime rate at March 27, 2013 was 3 percent. These funds are available for general corporate purposes.

(c) Line of Credit

Subsequent to December 31, 2012, the Company completed an arrangement for a new $10.0 million line of credit, replacing its old $5.0 million line of credit. The line of credit bears interest at prime plus 1.125 percent; the prime rate at March 27, 2013 was 3 percent. These funds are available for general corporate purposes.

(d) Finance Lease Line

Subsequent to December 31, 2012, the Company completed an arrangement for a new $10.0 million facility, replacing its old $7.0 million facility. The line of credit bears interest at prime plus 1.50 percent; the prime rate at March 27, 2013 was 3 percent. These funds are available for general corporate purposes.

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